[LETTERHEAD OF SHEFSKY & FROELICH LTD.]

KRISTIN A. ORLANDO Direct: 312-836-4092 Facsimile: 312-275-7585 E-mail: korlando@shefskylaw.com

April 24, 2012

Via Federal Express and EDGAR

Ms. Sonia Barros

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:                             Inland Diversified Real Estate Trust, Inc.

Post-Effective Amendment No. 14 to Form S-11 (the “Amendment”)

Registration No. 333-153356

Dear Ms. Barros:

We are writing on behalf of our client, Inland Diversified Real Estate Trust, Inc. (the “Company”), in response to comments from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), as communicated via telephone on April 19, 2012.  For your convenience we have reproduced the Staff’s comments in this letter and included our response directly below each comment.

1.             In future post-effective amendments to the Company’s registration statement on Form S-11 (Registration No. 333-153356), please include disclosure reflecting the total distributions paid for the year most recently ended, as compared to the Company’s total funds from operations, or “FFO,” or earnings for the same period.

Response:             The Company confirms that it will provide the requested disclosure in future post-effective amendments to its registration statement on Form S-11 (Registration No. 333-153356) (the “Registration Statement”).  The Company also undertakes to include the requested disclosure in a prospectus supplement filed pursuant to Rule 424(b)(3).

2.             In future post-effective amendments to the Company’s registration statement on Form S-11 (Registration No. 333-153356), please include disclosure reflecting cumulative distributions paid since inception, as compared to the Company’s total funds from operations, or “FFO,” or earnings since inception.

Response:             The Company confirms that it will provide the requested disclosure in future post-effective amendments to its Registration Statement.  The Company also undertakes to include the requested disclosure in a prospectus supplement filed pursuant to Rule 424(b)(3).

The Company acknowledges that:

•                                          should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us if there is any other information you need for your review of the Amendment.  Kind regards.

Very truly yours,

SHEFSKY & FROELICH LTD.

/s/ Kristin A. Orlando

Kristin A. Orlando

cc:	Robert H. Baum, Esq.
Cathleen M. Hrtanek, Esq. Michael J. Choate, Esq.

ACKNOWLEDGED this 24th day of April, 2012.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

/s/ Barry L. Lazarus

Barry L. Lazarus
President